Mail Stop 3561

December 4, 2007

David J. Meyer, Chief Executive Officer
Titan Machinery Inc.
4876 Rocking Horse Circle
Fargo, North Dakota 58104-6049

Re: Titan Machinery Inc.
Amendment No. 6 to Registration Statement on Form S-1 Filed
December 3, 2007
File No. 333-145526

Dear Mr. Meyer:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

General

Pro Forma Earnings Per Share, page 7

1.   We note the revisions to your disclosure in response to comment two in our letter
        dated November 29, 2007. Please make it transparent to investors, and explain in
        detail to the staff, how you calculated the charge related to the induced conversion
        of the subordinate convertible debt into equity that you titled "debt conversion
        costs, net of tax effect". Finally, supplementally confirm there is a contractual
        arrangement that requires CNH capital to exercise their warrants in the event your
        IPO goes to closing. If not, then explain your basis for including amounts in the
        basic pro forma weighted average shares outstanding.

Dilution, page 22

2.   We are unable to tie out the total consideration given by existing shareholders to your balance sheet on page F37. Please supplementally reconcile the two. You may want to provide a footnote that quantifies the pro forma effect on average price per share on page 22 of the subsequent issuance of 323,533 shares of Series D preferred.

Executive Compensation, page 68
Compensation Discussion and Analysis, page 68

3.   Please revise your disclosure to indicate, as you have in your response to comment five of our letter dated November 29, 2007, that the compensation committee has not yet approved the specific quantitative goals for the new, expanded short-term incentive program and that approval of these goals will not occur before the consummation of this offering.

Consolidate Statement of Operations, page F-4,
Earnings Per Share, page F-10

4.   We note the revisions to your disclosure in response to comment seven in our letter dated November 29, 2007. Please revise to treat increases in carrying amount of your preferred stock as a reduction of income available for common stockholders. Refer to Question 2 of SAB Topic 3:C.

*   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Melodie R. Rose, Esq.
        Fredrikson & Byron, P.A.
        Via Facsimile